THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 5, 2012

John Stickel
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833

Dear Mr. Stickel:

In response to your letter of comments dated March 2, 2012, please be advised as follows:

Our  Business

1.           The disclosure you have requested has been provided.

Management’s Discussion and Analysis or Plan of Operation

2.           The disclosure you have requested has been provided.

Other

3.           A new auditor’s consent and a new attorney’s consent have been supplied.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Starflick.com